CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

BY EDGAR AND HAND DELIVERY

May 21, 2013

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 29, 2012

File No. 000-27038

Dear Ms. Collins:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”) dated April 17, 2013 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2012.

The Company is also supplementally providing the Staff with certain information as Exhibit 1 to the copy of this letter that is being transmitted by hand delivery. Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter (including Exhibit 1). The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

Comment 1. We note from your response to prior comment 1 that you did not recalculate what your cumulative results would have been under your new IP Strategy in 2010 and 2011, and your primary basis for

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0002

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

the reversal of our valuation allowance was your future projected U.S. income. Please clarify how you have sufficient history of profitability under the new IP strategy to determine what your future taxable income will be. While we note from your response to comment 3 in your letter dated February 28, 2013 that your pre-tax income adjusted for permanent differences will be significantly higher than the $1 million in pre-tax loss that you recognized in 2012, after adjusting for certain factors, please tell us why one year of adjusted results is sufficient evidence to reverse your valuation allowance, in light of your unknown cumulative results through 2012. Further, we note that your profitability assumptions appear to include increases due to organic growth and growth from acquisitions rather than actual results, as well as an exclusion of acquisition costs. We note that your acquisition costs for 2011 and 2010 were $22 million and $31 million, respectively. Please tell us how you considered your historical level of acquisition costs in your future forecasts.

Company Response. Based upon our discussions with the Staff, we understand that you would like a complete assessment related to the release of our valuation allowance as of September 30, 2012. That analysis was performed and documented contemporaneously during our fourth quarter 2012 close. The discussion below repeats the analysis at September 30, 2012 and includes additional items which we have considered subsequent to that analysis based upon our correspondence and discussions with the Staff. This additional information has been presented based upon the Staff’s requests and does not change our assessment as of September 30, 2012. Our valuation allowance release during fiscal 2012 was comprised of [***] million of domestic valuation allowance release and [***] million of foreign valuation allowance release. This response focuses on the domestic valuation allowance release only and does not address tax assets, valuation allowance or release of valuation allowance of our foreign jurisdiction as of September 30, 2012, as those amounts are not material to our financial statements.

Background

During our annual provision calculation for fiscal 2011, we had noted that we had achieved cumulative U.S. profits adjusted for permanent items of approximately [***] million over the previous three years. This cumulative U.S. profits adjusted for permanent items resulted in us assessing our valuation allowance as of September 30, 2011. Specifically, we assessed the recoverability of [***] million of net domestic deferred tax assets after adding back the indefinite-lived deferred tax liabilities. However, we were implementing a new global IP strategy at the beginning of fiscal 2012 and the details regarding how the intercompany transfer pricing would work had not been finalized. Based primarily on this uncertainty, we concluded it was not appropriate to release our valuation allowance in fiscal 2011.

In fiscal 2012, as we began our assessment of our valuation allowance requirements, the Company had the following financial information as a starting point:

•	Revenues had grown from $1.12 billion in Fiscal 2010 to $1.65 billion in Fiscal 2012

•

We were completing our second year of consolidated profit before tax, from a loss of $1.1 million before taxes in fiscal 2010 to income of $30.0 million before taxes in fiscal 2011 and income of $65.3 million before taxes in fiscal 2012

•	We had 3 years of cumulative U.S. profits, adjusted for permanent items in each of the last 3 years (2010, 2011 and 2012)

•	While the Company had historical U.S. taxable income, it did not have any carry back abilities as income had been previously offset by historic loss carry forwards

•

We had been successfully meeting, and in some cases beating, our guidance range on both revenue and EPS for all quarters during fiscal 2010, 2011 and 2012, except for the first quarter of 2012 where we missed our revenue guidance range but met the EPS guidance range

•	We had steady organic growth of 9% in fiscal 2010, 10% in fiscal 2011, and 12% in fiscal 2012

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0003

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

•	We were forecasting significant growth in our future profits based on historical organic growth trends, as we continued to expand our technologies and solutions

•

The valuation allowance was reduced significantly during fiscal 2012. It was reduced $75.1 million during fiscal 2012 as a result of deferred tax liabilities recorded in connection with acquisitions and it was reduced [***] million as a result of a detailed analysis of the deferred balances and the identification that certain assets were no longer supportable. The remaining amount of the domestic valuation allowance which had not been recorded through our tax provision was approximately [***] million. This balance was before the consideration of a $58 million deferred tax liability related to the issuance of our convertible debenture in Q1 2012 (discussed further below)

•

The new global IP strategy had been finalized during the fourth quarter of 2012. This resulted in us, with the assistance of our outside experts, finalizing the economics of the relationship between our U.S. operations and our international operations. This relationship was in accordance with the new IRS regulations and we were confident that it was supportable under audit

•	The one year experience under the new global IP strategy provided us clarity of the forward-looking licensing and cost-sharing mechanics of future consolidated activities

•	At September 30, 2012, our net domestic deferred tax position after adding back indefinite-lived deferred tax liabilities was a net asset of only [***] million

As part of our evaluation, we considered our substantial growth over the past few years both organically and through acquisition, with revenues exceeding $1.6 billion, cash flow from operations exceeding $470 million and consolidated profitability before tax in fiscal 2012 and 2011. We also considered the history of our cumulative U.S. profits adjusted for permanent items as well as the trend and relative size of our domestic net deferred tax asset after adjustment for indefinite-lived deferred tax liabilities. The table below summarizes some of the information discussed above as well as other key financial data which we considered during our analysis of our need for a valuation allowance:

($ in millions)	2012	2011	2010
Revenue	$1,651.5	$1,318.7	$1,118.9
Income (loss) before income taxes	$65.3	$30.0	$(1.1)
Cash flow from operations	$473.0	$357.4	$296.3
Organic Growth	12%	10%	9%
Geographic revenue % - US	71%	73%	72%

Cumulative US profits, adjusted for permanent items	[***]	[***]	[***]
Domestic net DTA, after add-back of indefinite-lived DTL’s	[***]	[***]	[***]

Technical analysis

In considering the need for a valuation allowance as of September 30, 2012, we considered the guidance in ASC 740. In particular we started with ASC 740-10-30-17 which states:

30-17 All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. Information about an entity’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years. Sometimes, however, historical information may not be available (for example, start-up operations) or it may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required.

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0004

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

In our facts and circumstances, ASC 740-10-30-17 made it clear that we needed to evaluate all evidence to determine the need for our valuation allowance. It also noted that in certain circumstances historical information may not be relevant. While we believe the fact that we had actual cumulative historical profits is relevant, our significant growth and our change in circumstances with regard to our new global IP strategy may question the relevance of certain aspects of our history. We had considered our historical information and put more focus on future years because we noted the realization of our assets required future income.

ASC 740-10-30-18 provided the guidance of the sources of income we had to consider in evaluating the need for a valuation allowance as follows:

30-18 Future realization of the tax benefit of an existing deductible temporary difference or carry forward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carry back, carry forward period available under the tax law. The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carry forwards:

a.	Future reversals of existing taxable temporary differences

b.	Future taxable income exclusive of reversing temporary differences and carry forwards

c.	Taxable income in prior carry back year(s) if carry back is permitted under the tax law

d.	Tax-planning strategies (see paragraph 740-10-30-19) that would, if necessary, be implemented to, for example:

1. Accelerate taxable amounts to utilize expiring carry forwards

2. Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss

3. Switch from tax-exempt to taxable investments.

Evidence available about each of those possible sources of taxable income will vary for different tax jurisdictions and, possibly, from year to year. To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Consideration of each source is required, however, to determine the amount of the valuation allowance that is recognized for deferred tax assets.

Based on the requirements of ASC 740-30-18, we concluded we were required to consider all four sources of income. That analysis is as follows:

Sources of Income:

A.	Future reversals of existing taxable temporary differences

As of September 30, 2012, our net domestic deferred tax position after adding back indefinite-lived deferred tax liabilities was a net asset of [***] million. This was the resulting net asset position primarily due to the release of the valuation allowance through acquisition activities and financing activities during 2012. During our Q4 2012 assessment, the timing related items were considered for purposes of assessing the realization of our assets and it was determined that future reversals of existing temporary items represented a significant source of income which would allow realization of our domestic deferred tax assets.

The net balance sheet position of [***] million of domestic net deferred tax assets after adding back indefinite-lived deferred tax liabilities is not possible to ascertain by review of our financial statements and footnotes, primarily due to the fact that we have tax attributes in multiple jurisdictions and we have deferred tax liabilities associated with book assets which have indefinite lives but are amortizable for tax purposes. As a result we have attached an analysis of our total balance sheet positions which includes the federal and state, as well as international, details in Exhibit 1.

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0005

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

This balance sheet position demonstrates that there are substantial taxable temporary timing differences which will reverse in the future and provide a future source of taxable income. One of the larger deferred tax liabilities recognized during the year was attributed to the issuance of convertible debt in the first quarter of fiscal 2012. A deferred tax liability was established for the portion of the debt proceeds allocated to the value of the conversion feature. As a result of the recording of the deferred tax liability, a valuation allowance release was recorded at the same time with the release being credited to additional paid-in capital. When we performed our annual provision calculation, it was determined that the reversal of the valuation allowance was appropriate based upon future projected U.S. profits adjusted for permanent items, and not solely due to the future reversal of this taxable temporary difference. As such, we recorded the release of the valuation allowance through the tax provision instead of additional paid-in capital.

B.	Future taxable income exclusive of reversing temporary differences and carry forwards

As part of our $700 million high yield debt offering in August 2012, we updated our 3 year forecasts which were used by our Board to approve the debt offering. We utilized these forecasts as the initial basis to project our future U.S. profits adjusted for permanent items. We believed these projections, built off historical trend assumptions related to organic revenue growth, profits and projected market and operational plans, were an appropriate starting point as historically, our forecasting on a consolidated basis of revenues, expenses and profits had been reasonably accurate as demonstrated by the numerous periods of meeting or exceeding our guidance ranges. In addition, our steady organic revenue growth, our consistent experience of geographical revenue mix, coupled with the experience of the transfer pricing mechanics of the new global IP strategy, provided us sufficient basis to forecast future U.S. profits, adjusted for permanent items.

In Q4 of 2012, prior to considering the deferred tax liability associated with the convertible debt issuance, we had approximately [***] million of remaining valuation allowance related to our domestic deferred tax assets, that would be realizable only through U.S. profits adjusted for permanent items. We therefore determined that we needed to support the generation of approximately [***] million of future U.S. profits adjusted for permanent items.

Using the 3 year forecast noted above, we estimated future projected revenue between the U.S. and our foreign operations based on our consistent historical experience. In addition, we overlaid the results of the new global IP strategy and related buy-in valuation, which was implemented at the beginning of fiscal 2012, in projecting our future U.S. profits adjusted for permanent items. [***].

C.	Taxable income in prior carry back year(s) if carry back is permitted under the tax law

Although the Company had recognized positive U.S. taxable income in the three previous years and on a cumulative basis, there was no ability to recoup previously paid taxes. Taxable income in the carryback period had been offset by historic loss carry-forwards.

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0006

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

D.	Tax-planning strategies

The Company made a reasonable effort to determine if any valid strategies existed, [***]. Ultimately a determination was reached that there were no prudent and feasible tax planning strategies at the time that we could rely upon as a positive form of evidence to support the future utilization of the domestic deferred tax assets.

The Company utilized the above information to summarize our positive and negative evidence as follows:

Positive evidence

•	The Company generated cumulative positive U.S. profits, adjusted for permanent items of [***] million for the twelve quarters ended September 30, 2012

•

The Company’s projections forecasted significant worldwide pre-tax book income, U.S. pre-tax book income and U.S. profits, adjusted for permanent items for FY13-15. The U.S. profits, adjusted for permanent items were projected to be in excess of [***] million over the next 3 years. The future year income projections reflect the full implementation of the new global IP strategy. The forecasted results for just the next three years could be [***] lower than projected and would still be sufficient to support the release of the remaining valuation allowance of [***] million, and could be [***] lower than projected and still be sufficient to support the realization of the [***] million net domestic deferred tax assets

•	The Company had a significant amount of future timings items whose reversal would allow the Company to realize a substantial portion of its deferred tax assets

•

The Company had established a positive history of meeting or exceeding revenue and EPS guidance expectations during a period of growth, providing credibility at the time of assessment to its ability to forecast, thereby enabling the Company to rely on the risk-adjusted forecasting assessments noted in the earlier bullet point

•	Our one year of experience with executing the mechanics of our new global IP strategy provided credibility to forecast the effects it would have on future U.S. profitability

•

Based upon Sec. 382 limitations on the use of certain of the assets related to carry over of losses and the forecasted income, approximately 87% of the loss carryovers would be utilized by the end of FY 2020

•

The net domestic deferred tax assets of [***] million, after release of valuation allowance and adding back indefinite-lived deferred tax liabilities, as of September 30, 2012, were not material to our consolidated financial statements or results of operations

Negative evidence

•	The new global IP strategy had only been in existence for one year

•	Based on Sec. 382 limitations applicable to acquired carryovers, a small portion of the losses will not be available for up to 19 years

In addition, in response to previous SEC comments received, we have estimated the FY 2009-2011 U.S. profits, adjusted for permanent items applying the 2012 global IP strategy values and royalty rates. This pro forma calculation estimates that results for the 3 year period ended September 30, 2011 would have been [***] and the results for the 3 year period ended September 30, 2012 would have resulted in [***]. This pro forma calculation has several inherent flaws including (1) it is based upon a 2012 buy-in valuation and the valuation would have been different in 2010, and (2) the method and time period of payment of the license was determined in 2012

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0007

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

based upon operations and valuation at the time, and different decisions may have been made if executed in 2010. We consider this new pro forma information to be [***] in the assessment discussed above because (1) the cumulative results [***], and (2) the calculations were based upon 2012 facts and decisions which would have been different if the global IP strategy was adopted in 2010.

We evaluated the above evidence in accordance with ASC 740-10-30-23 which states:

30-23 An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

Overall based upon our evaluation of the above positive and negative evidence, it was our judgment that it was more likely than not that our net domestic deferred tax assets of [***] million as of September 30, 2012 would be realized. While we understood that future projected U.S. profits adjusted for permanent items was less objectively verifiable than other sources of income, it was our judgment, based on the risk-adjusted forecast analysis performed and the relatively small amount of projected future U.S. profits adjusted for permanent items that was required to realize the deferred tax assets that our net deferred tax assets were realizable.

You have also asked that we discuss the possible impact of our recent financial performance as it relates to our expectations related to our deferred tax assets. In April 2013, we announced that our results will be lower than previously guided for this fiscal year. We first considered whether we had a need for an allowance as of March 31, 2013 and second we considered whether this information would impact our previous decision of releasing our valuation allowance as of September 30, 2012.

As of December 31, 2012 and March 31, 2013, our net domestic deferred tax position was [***], respectively. While these amounts are not material to our financial statements as a whole, our revised three year forecasts, updated in April 2013, continue to support the realization of these assets. As of March 31, 2013, our revised projected future U.S. profits adjusted for permanent items for FY13 – FY15, was approximately [***] million. [***] Further, as previously noted during our conversations, our projections only consider activity through 2015, and if extended would further support additional U.S. profits adjusted for permanent items. We will continue to assess the recoverability of our deferred tax assets on a quarterly basis.

We also considered whether the change in future projected U.S. profits adjusted for permanent items would have impacted our decision at September 30, 2012 to release our valuation allowance and recognize [***] million of net domestic deferred tax assets. We concluded that the change in forecasted results is primarily due to an increasing proportion of revenue from on-demand and transactional arrangements as opposed to traditional upfront licensing of our products and solutions, which are recurring revenue streams, but building more slowly. Additionally, we experienced sales execution issues which are being addressed immediately, as well as particularly poor results in Europe due to weak execution and a difficult market environment. [***]. Assuming no growth after fiscal 2015, our projected U.S. profits adjusted for permanent items are expected to exceed [***] million annually. As such, assuming we had the benefit of hindsight during Q4 2012, we do not believe the recent revised FY13 results would have impacted our previous decision of releasing our valuation allowance as of September 30, 2012.

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0008

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

Comment 2. We note your response to prior comment 2. However, your proposed disclosure does not explain why you have a significant increase in your foreign tax rate differential between periods. In future filings, please also disclose the details of the new IP Strategy that you implemented in fiscal 2012, as you have described in the second paragraph of your response to comment 4 in your letter dated January 24, 2013, and the reason for the significant increase in foreign tax rate differential between periods. Further, please explain to us the difference between your foreign tax rate differential for the year ended September 30, 2012 as compared to your foreign tax rate adjustment for the quarter ended December 31, 2012. In this regard, we note your disclosure on page 29 of your Form 10-Q for the quarter ended December 31, 2012 that the effective income tax rate was 27.9% for the three months ended December 31, 2012, which was lower than the U.S. federal statutory rate of 35% primarily due to earnings in foreign operations that are subject to a significantly lower tax rate than the U.S. statutory tax rate. As such, it appears that the foreign tax rate differential is significantly less than the foreign tax rate differential you recognized for the year ended September 30, 2012.

Company Response. The following paragraph, extracted from the second paragraph of our response to comment 4 in our letter dated January 24, 2013, has been included within our Q2 2013 Form 10-Q and will also be included in future filings, as follow;

“In 2012, we consolidated international sales and financial management in a newly created international headquarters in Dublin, Ireland. This Irish entity is our principal entity selling to customers in countries outside of North America and Japan. In years before fiscal 2012, sales to these regions were made by our subsidiary in Belgium pursuant to a license which returned most of the Belgian profits back to the U.S. through a royalty arrangement. In connection with the establishment of the international headquarters in Dublin, we implemented a new IP Strategy pursuant to which the right to use U.S.-owned intellectual property now resides with our Irish headquarters entity. While our Ireland subsidiaries make royalty and other payments to the U.S., the majority of profits earned by the Irish entities are retained offshore to fund our future growth in Europe, the Middle East, Africa and the Asia Pacific regions. As our foreign profits grow, we expect substantially all of our income before income taxes from foreign operations will be earned in Ireland. The statutory rate related to our Ireland profits is lower than the U.S. statutory rate and as a result we would expect our effective tax rate to decrease as profits in Ireland increase.”

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0009

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

Below we have provided a table that is a high level rate reconciliation based upon our fiscal 2012 actual annual effective tax rate as of September 30, 2012, as well as our estimated fiscal 2013 annual effective tax rate as of December 31, 2012 and as of March 31, 2013. These estimates are based upon our forecasted results and differ from the reported effective tax rate for both periods based upon the timing of when discrete items are recorded.

	September 30, 2012	[***]	[***]

Federal statutory rate (benefit)	35.0%	[***]	[***]

Foreign tax differential	(64.4)%	[***]	[***]

Non-deductible expenses and other	35.2%	[***]	[***]

Change in U.S. and foreign valuation allowance	(223.0)%	[***]	[***]

Effective tax rate	(217.2)%	[***]	[***]

As the above table illustrates, the foreign tax rate differential estimated for fiscal 2013 as of December 31, 2012 was offset by the effect of other non-deductible items. Due to lower than expected results for our fiscal 2013 second quarter and the revised fiscal 2013 forecast for the full fiscal year earnings, as of March 31, 2013, we now anticipate our international profits to be lower in 2013 as compared to 2012 and therefore, we expect the benefit from our foreign rate differential to be lower in 2013. We included additional disclosure in our March 31, 2013 Form 10-Q to inform the reader of these offsetting relationships.

* * * * * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0010

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

We hereby acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding our response to the undersigned at (781) 565-5000.

Sincerely,

/s/ Thomas L. Beaudoin

Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc

Daniel D. Tempesta, Nuance Communications, Inc.

Todd DuChene, Esq., Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation

CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0011

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

Exhibit 1

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CONFIDENTIAL TREATMENT REQUESTED BY

NUANCE COMMUNICATIONS, INC.: NUAN-0012

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

May 21, 2013

Exhibit 1

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